UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  001-34246
CUSIP NUMBER:  83172F203

(Check One):         ☒  Form 10-K  ☐  Form 20-F  ☐  Form 11-K  ☐  Form 10-Q  ☐  Form 10-D
☐  Form N-SAR  ☐  Form N-CSR

For Period Ended:  December 31, 2011

☐  Transition Report on Form 10-K
☐  Transition Report on Form 20-F
☐  Transition Report on Form 11-K
☐  Transition Report on Form 10-Q
☐  Transition Report on Form N-SAR
For the Transition Period Ended:  ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

SmartHeat Inc.
Full Name of Registrant

N/A
Former Name if Applicable

A-10, 10, Street 7 Shenyang Economic and Technological Development Zone
Address of Principal Executive Office (Street and Number)

Shenyang, China 110141
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR for Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-K, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

Our management and independent auditor required additional time to prepare, substantiate and verify the accuracy of certain disclosures in our Annual Report on Form 10-K for the year ended December 31, 2011, which could not be completed without incurring undue hardship and expense. We anticipate filing our complete Annual Report on Form 10-K for the year ended December 31, 2011, on April 2, 2012.

PART IV— OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification

Robert Newman	212	248-1001
(Name)	(Area Code)	(Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes  ☒  No  ☐

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes  ☒  No  ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We experienced a significant change in results of operations for the year ended December 31, 2011, compared to the year ended December 31, 2010. Net sales decreased 48% in 2011 to $65.22 million from $125.41 million in 2010. The decrease in sales resulted primarily from a 45% decrease in sales volume in 2011 compared to 2010 caused by tightened fiscal policies in China, which has contributed to a general slowdown in many sectors of China’s economy, restricted bank lending practices and caused the abandonment of certain projects by our customers. Many of our customers are state-owned real estate developers that encountered difficulties in obtaining grants and loans typically used to finance the purchase of our products, which resulted in an unexpected cancelation of orders and delays in the performance of contracts for our products in 2011. Our net loss for 2011 was $23.96 million, or $(6.20) per share on a diluted basis, compared to net income of $22.70 million, or $6.79 per share on a diluted basis, for 2010. This decrease of $46.66 million or 206% in net income was attributable to decreased net sales and increased bad debt allowance, goodwill impairment, inventory provision reserve and other operating expenses in 2011. For a complete discussion of the changes in our results of operations from our last fiscal year, please refer to our Annual Report on Form 10-K for the year ended December 31, 2011, which we anticipate filing on April 2, 2012.

SmartHeat Inc.
 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 2, 2012	By:	/s/ Jun Wang
Jun Wang
Chief Executive Officer